FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

State the full name and address of the company and the address of its principal office in Canada.

Bema Gold Corporation ("Bema" or the "Corporation")
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change

July 7, 2004

Item 3:	News Release

The News Release was disseminated on July 7, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation ("Bema") announced on July 7, 2004 that, pursuant to the terms of the Compania Minera Casale ("CMC") Shareholders' Agreement, Bema has received a certificate from Placer Dome Inc. ("Placer") on June 30, 2004 regarding the financeability of the jointly held Cerro Casale project in Chile. The certificate ("Certificate A") states that Placer has determined that the Cerro Casale project is not financeable under the terms of the Shareholders' Agreement.

Bema and Arizona Star Resource Corp. have questioned the foundation for the issuance by Placer of Certificate A and have given Placer notice of default under the Shareholders' Agreement for, among other things, failure to use reasonable efforts to ascertain the financeability of the Cerro Casale project.

Item 5:	Full Description of Material Change

Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) ("Bema") and Arizona Star Resource Corp. (TSX-V: AZS) ("Arizona Star") announced that, pursuant to the terms of the Compania Minera Casale ("CMC") Shareholders' Agreement, Bema has received a certificate from Placer Dome Inc. (TSX / NYSE: PDG) ("Placer") on June 30, 2004 regarding the financeability of the Cerro Casale project, held jointly by Bema (24%), Arizona Star (25%) and Placer (51%) through CMC. The certificate ("Certificate A") states that Placer has determined that the Cerro Casale project is not financeable under the terms of the Shareholders' Agreement.

Bema and Arizona Star have questioned the foundation for the issuance by Placer of Certificate A and have given Placer notice of default under the Shareholders' Agreement for, among other things, failure to use reasonable efforts to ascertain the financeability of the Cerro Casale project.

Independently of its delivery of Certificate A, Placer has informed Bema and Arizona Star that at least one major international mining bank, as well as Placer's financial consultants on the project, have indicated that the Cerro Casale project is financeable in the current gold and copper price environment, with hedging by CMC. Placer claims that Cerro Casale is not financeable under the terms of the Shareholders' Agreement, however, because while the Shareholders' Agreement requires CMC to hedge, as required by the banks, it does not require the parent companies, Placer, Bema or Arizona Star, to guarantee their portions of the CMC hedges. Placer claims the project cannot be financed without parent hedging guarantees. Bema and Arizona Star believe that Placer has not used reasonable efforts to ascertain whether project financing could be arranged for Cerro Casale without parent hedging guarantees, and maintain that it may be possible to arrange a hedging structure that does not require parent guarantees.

Bema considers that the intent of the Shareholders' Agreement between the companies entered into in December 1997, and amended in 2003, is that if the Cerro Casale project capital cost is 50% bank financeable, with a Placer construction guarantee, Placer would arrange the first $1.3 billion of financing and build the mine, or return its 51% interest to Bema and Arizona Star.

Despite frequent promises to do so, Placer has failed to deliver to Bema and Arizona Star or their representative on the CMC financing committee a report received by Placer in April 2004, from a major international mining bank regarding the financeability of the Cerro Casale project. Additionally, Placer had made numerous promises to Bema and Arizona Star to approach banks to obtain financing terms for the Cerro Casale Project and has not done so. Subsequently Placer has informed Bema and Arizona Star that it will not approach banks for financing terms until Bema and Arizona Star agree certain changes to the Shareholders Agreement for the benefit of Placer.

In the past, Bema and Arizona Star have, in good faith, made certain modifications to the Shareholders' Agreement for Placer's benefit. Bema and Arizona Star are prepared to consider further minor modifications to the Agreement, primarily regarding cash flow distribution, for Placer's benefit, in return for: Placer's agreement to guarantee its portion of CMC's hedging if required; Placer issuing Certificate B stating that the project is financeable; and Placer proceeding with arranging financing as per the Shareholder's Agreement.

If Placer fails to remedy its default within 30 days, as specified in the Shareholders' Agreement, Bema and Arizona Star intend to pursue arbitration with a view to reclaiming the 51% interest in the Cerro Casale project currently held by Placer.

Item 6:	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Date of Report

DATED at Vancouver, British Columbia, this 15[h] day of July, 2004.